Exhibit (g)(3)

CITIZENS FUNDS
230 Commerce Way
Portsmouth, NH 03801

May 19, 2003

Fifth Third Bank
38 Fountain Square Plaza
Cincinnati, OH 45263

     Re: Citizens Funds – Custody Agreement

Ladies and Gentlemen:

     Pursuant to Section 14.4 of the Custodian Contract dated as of September 29, 2000 (as amended and supplemented, the “Contract”), between Citizens Funds (the “Trust”) and The Fifth Third Bank (the “Custodian”), we hereby request that Citizens 300 Fund and Citizens Investment Grade Bond Fund (the “Funds”) be added to the list of series of the Trust to which the Custodian renders services as custodian under the terms of the Contract.

     Please sign below to evidence your agreement to render such services as custodian on behalf of the Funds as a beneficiary under the Contract.

CITIZENS FUNDS

By:	Sean P. Driscoll

Title:	Treasurer

Agreed:
FIFTH THIRD BANK

By:	Christine Ok

Title:	Trust Officer

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